Exhibit 12

Statement re: Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended		Year Ended December 31,
(In thousands)	July 1, 2006	July 2, 2005	2005	2004	2003	2002	2001
Fixed Charges:
Interest expense	13,001	10,889	22,055	21,691	21,943	22,136	18,225
Capitalized interest	(51)	(144)	(264)	(194)	(77)	(1,370)	(2,701)
Amortization of financing fees	951	691	1,489	1,373	1,445	1,197	610
Estimated interest in rental expense	189	193	469	282	295	328	271

Total Fixed Charges	14,090	11,629	23,749	23,152	23,606	22,291	16,405

Earnings:
Pre-tax income from continuing operations:
Pre-tax income from continuing operations	5,647	(12,300)	(40,376)	(1,244)	(52,561)	8,485	15,787
Plus pre-tax restructuring charges	—	54	1,416	2,536	15,057	—	1,546
Plus pre-tax impairment charges	1,021	—	—	—	23,153	—	—

Adjusted pre-tax income from continuing operations	6,668	(12,246)	(38,960)	1,292	(14,351)	8,485	17,333
Fixed charges	14,090	11,629	23,749	23,152	23,606	22,291	16,405
Estimated amortization of capitalized interest	8	22	40	29	12	206	405

Earnings	20,766	(595)	(15,171)	24,473	9,267	30,982	34,143

Ratio of earnings to fixed charges	1.47	(0.05)	(0.64)	1.06	0.39	1.39	2.08